UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Refining and Natural Gas Officer

—

Rio de Janeiro, January 26, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that its Board of Directors, in a meeting held today, approved the dismissal of Anelise Quintão Lara and elected Rodrigo Costa Lima e Silva as Chief Refining and Natural Gas Officer.

The Refining and Natural Gas Office is responsible for the industrial operations of refining and natural gas and is not in charge of divestments of assets.

Rodrigo Costa Lima e Silva holds a degree in Business Administration from Universidade Católica de Salvador. He has a master's degree in Business Administration from IBMEC and an MBA in Corporate Finance from FGV. He has been working at Petrobras for 15 years, having held several managerial positions in the areas of Exploration and Production, Gas and Energy and Strategy and having been chairman of the Board of Directors of some Petrobras subsidiaries. Since 2019, he has held the position of Gas and Energy Executive Manager.

The appointment of the Chief Officer was subject to prior review by the People Committee of Petrobras Board of Directors.

The company thanks Anelise Quintão Lara, who is retiring, for her leadership, dedication and contribution to the company throughout her thirty-five years of career and the important work done since March 2019 heading the Refining and Natural Gas Office.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer